

June 18, 2013

Via E-mail
Christopher W. Haffke, Esq.
Vice President, Secretary and General Counsel
American Greetings Corporation
One American Road
Cleveland, Ohio 44144-2398

> **Re:** **American Greetings Corporation**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed on June 13, 2013 by American Greetings Corporation, Morry Weiss,**
> **Judith Stone Weiss, Zev Weiss, Jeffrey Weiss, Gary Weiss, Elie Weiss et al.**
> **File No. 005-14133**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on June 13, 2013**
> **File No. 001-13859**

Dear Mr. Haffke:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Other Written Presentations by Peter J. Solomon Company, L.P., page 46

1. We note your response to prior comment 1 and the related revisions to your disclosure. Please expand your disclosure regarding the LBO sensitivity analyses to clarify why an LBO would require the Family Shareholders to sell any portion of their shares in the company.

2. We note your response to prior comment 3. Item 1015(b)(6) of Regulation M-A requires a reasonably comprehensive summary of the findings contained in each presentation by the financial advisor. We note that many of the preliminary presentations, even those identified in your response as not containing a "range of offer prices," nevertheless contain valuation ranges that should be disclosed in your proxy statement. For instance, the October 26, 2012 presentation contains several valuations, including a DCF analysis that indicates a valuation of $14.23 to $22.62 per share. Please disclose the findings presented in each preliminary valuation in your proxy statement, and if a "range of offer prices" was developed, disclose those as well.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Robert A. Weible, Esq.
        Baker & Hostetler LLP